

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Bradley H. Bailey
Chief Financial Officer
ETF Managers Group Commodity Trust I
3333 Warrenville Road, Suite 350
Lisle, IL 60532

>   **Re: ETF Managers Group Commodity Trust I**
>   **Form 10-K for the Fiscal Year Ended June 30, 2023**
>   **File No. 001-36851**

Dear Bradley H. Bailey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2023

Report of Independent Registered Accounting Firm, page 58

1.   We note that your auditors' report does not appear to identify and cover the following financial statements:
     - Combined Statements of Assets and Liabilities;
     - BDRY Statements of Operations;
     - BDRY Statements of Changes in Net Assets; and
     - BDRY Statements of Cash Flows.
     Please address this matter with your auditors and have them confirm for us that their audits covered these financial statements. If so, tell us in your response and have them represent that they will properly identify all the financial statements and schedules of each individual Fund and the combined results of the Trust in your upcoming Form 10-K and all future Forms 10-K. See Securities Act Sections Compliance and Disclosure Interpretations Question (CDI) 104.01.

Item 9A. Controls and Procedures, page 59

2.   We note your use of the possessive plural "Funds'" in your conclusions on disclosure controls and procedures (DCP) and internal control over financial reporting (ICFR). We also note that the possessive form of your DCP conclusion is the singular "Fund's" in your Forms 10-Q for the quarterly periods ended December 31, 2023 and March 31, 2024. Please confirm for us that your DCP and ICFR conclusions, as relevant, in your fiscal 2023 Form 10-K and fiscal 2024 Forms 10-Q covered the Trust and each of your individual Funds. If so, represent to us that you will:
   • revise your DCP and your ICFR disclosures, as appropriate, in future filings to separately identify and conclude on each series Fund as well as the Trust; and
   • add disclosure in future filings to specifically indicate that your CEO and CFO certifications are applicable to each series Fund as well as to the Trust.
   See Securities Act Sections CDI Question 104.01.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Crypto Assets